

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
Daniel R. Gilbert
Chief Executive Officer and Chief Investment Officer
399 Park Avenue, 18th Floor
New York, NY 10022

Re: **NorthStar Healthcare Income Trust, Inc.**
             Amendment No. 4 to Registration Statement on Form S-11
             Filed April 17, 2012
             File No. 333-170802

Dear Mr. Gilbert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.   Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Prospectus Cover Page

2.   We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please ensure that the prospectus is printed in type at least as large as 10-point type. Refer to Rule 420 of Regulation C and Chapter 7 of our Plain English Handbook available at www.sec.gov.

Prospectus Summary, page 6

NorthStar Healthcare Income Trust, Inc.

3.   We note your response to comment 2 from our letter dated March 29, 2012, regarding your expectation of asset allocations. Please revise your disclosure in the first paragraph of this section to also reflect, if accurate, that you have not established any limits on the percentage of your portfolio consisting of investments in healthcare facilities that provide government-funded services.

Certain Conflict Resolution Measures, page 103

4.   We note your response to comment 4 from our letter dated March 29, 2012, as well as your added disclosure on pages 107-108. Please balance this disclosure by discussing the consequences of non-renewal of the advisory agreement. In this regard, we note your disclosure on page 17 about the "Special Units" that may be redeemed in certain instances upon the termination or non-renewal of the advisory agreement.

Market Overview and Opportunity, page 112

5.   We note your response to comment 5 from our letter dated March 29, 2012. Please confirm that your charts on pages 113 and 114, which include 2008 information from the U.S. Census Bureau, also reflect the most recent information available from this source. Alternatively, please update as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Leslie H. Solomon, Esq.
        Alston & Bird LLP